EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

June 26, 2019

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Class action against DBS - Update

Bezeq previously reported (e.g., on September 3, 2014), regarding a class action claim together with a certification motion that has been filed with the Tel Aviv-Jaffa District Court (the “Court”) against D.B.S. Satellite Services (1998) Ltd. (DBS). The claim involved allegations that DBS had sent its customers advertising messages, allegedly in violation of Section 30a of the Israeli Communications Law, in breach of provisions of D.B.S.’s license, in breach of DBS’s agreement with its customers, and allegations of unjust enrichment, negligence and privacy law issues.

Bezeq now reports that on June 25, 2019, it received an update from DBS that the Court approved the filing of the claim as a class action on grounds of alleged violation of Section 30a of the Communications Law only. The request was approved in respect of non pecuniary damages only, and the plaintiffs’ arguments regarding monetary damages were dismissed. In addition, the Court ruled that the class action group would include DBS customers starting December 1, 2018 (ending on the date of this decision), and who received such alleged advertising messages without prior consent.

DBS is studying the decision.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.